 SECRETARY’S CERTIFICATE

I, James P. Ash, being the Secretary of Vertical Capital Income Fund ( the “Trust”), duly certify and attest that the Board of Trustees of the Trust adopted the following resolution on August 7, 2013 :

WHEREAS, the Board has determined that it is in the best interests of the Trust to renew fidelity bond coverage covering the Trust against larceny and embezzlement by, among others, officers and employees of the Trust, in accordance with the requirements of Rule 17g-1 promulgated by the SEC under Section 17(g) of the 1940 Act, in such form and amounts which would cover gross assets in a range that would be appropriate for the Trust.

IT IS THEREFORE RESOLVED, that the appropriate officers of the Trust be, and each of them hereby is, authorized to make any and all payments and to do any and all other acts, in the name of the Trust and the Trust’s Trustees and officers, as they or any of them, may determine to be necessary or appropriate in connection with obtaining a fidelity bond.

/s/ James P .. Ash

James P. Ash

Secretary of the Trust